UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2006

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 20, 2006

MITSUBISHI UFJ FINANCIAL GROUP, INC.

By:	/S/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

Revision of Dividend Forecast for the Fiscal Year Ending March 31, 2007

Tokyo, November 20, 2006 —Mitsubishi UFJ Financial Group, Inc. (MUFG) has today announced that it has revised its dividend forecast on its shares of common stock for the fiscal year ending March 31, 2007.

The dividend forecast for each class of preferred shares for the fiscal year ending March 31, 2007 shall remain the same as previously announced.

MUFG considers the return of earnings to shareholders to be one of the most important management priorities and makes it a basic policy to make an effort to continuously increase dividends while sustaining the growth of its corporate value and further strengthening its corporate financial standing.

From a medium term perspective, MUFG will aim to increase the dividend ratio to the consolidated net income to approximately 20%, after comprehensive consideration of the business performance and environment for strategic investment, etc.

Dividends per share of common stock for the fiscal year ending March 31, 2007

(in Japanese yen)

	Interim-dividends**	Year-end dividends	Annual dividends
As previously announced*	3,500	3,500	7,000
As revised	5,000	5,000	10,000
(Reference) Actual result for fiscal year ended March 31, 2006	3,000	4,000	7,000

*	Announced on May 22, 2006
**	Resolved at the meeting of the board of directors held today.

*        *        *

Contact:

Mitsubishi UFJ Financial Group, Inc.

Financial Planning Division

Tel: 81-3-3240-2911

The foregoing forward-looking statements and other information relating to MUFG (such statements and information are hereafter referred to as the “Forward-Looking Statements”) are not historical facts and include, reflect or are otherwise based upon, among other things, MUFG’s current forecasts, views, policies, business strategies, targets, expectations, assumptions and evaluations with respect to general economic conditions, the result of operations, financial conditions, its management in general and other future events.

Some Forward-Looking Statements represent targets that MUFG’s management will strive to achieve through the successful implementation of MUFG’s business strategies. Accordingly, they are inherently susceptible to uncertainties, risks and changes in circumstances and are not guarantees of future performances. MUFG may not be successful in implementing its business strategy, and actual results may differ materially, for a wide range of possible reasons.

For information on the major factors that could cause these differences, please see MUFG’s latest annual report or other disclosures publicly available.

In light of the many risks, uncertainties and possible changes, you are advised not to put undue reliance on the Forward-Looking Statements. MUFG is under no obligation – and expressly disclaims any obligation – to update or alter the Forward-Looking Statements, except as may be required by any applicable laws and regulations or stock exchange rules.

(Reference)

Dividends per preferred share for the fiscal year ending March 31, 2007

(in Japanese yen)

	Interim-dividends*	Year-end dividends	Annual dividends
Class Three Preferred Shares	30,000	30,000	60,000
Class Eight Preferred Shares	7,950	7,950	15,900
Class Eleven Preferred Shares	2,650	2,650	5,300
Class Twelve Preferred Shares	5,750	5,750	11,500

*	Resolved at the meeting of the board of directors held today.